March 19, 2013

Trust for Professional Managers
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 18, 2009 regarding the sale of the Investment Class and Institutional Class shares of the Convergence Core Plus Fund (f/k/a Mariner 130/30 Fund), a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.